Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

A series of Q&As concerning the proposed merger

March 1, 2005

PLEASE PRINT AND POST FOR EMPLOYEES WITHOUT ACCESS TO E-MAIL

Corporate communications and human resources continue to work together to gather employees' questions concerning the planned merger between PSEG and Exelon. We will attempt to respond in a timely fashion.  We recognize that information helps ease uncertainties about change. However, please realize that some questions may not have answers until later in the transition period.

Meanwhile, if you have a question, you can submit it by e-mail to mergerquestions@pseg.com ..

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Q. Are PSEG employees able to transfer to Exelon in Chicago or other Exelon facilities?

A. Except for transfers under the Nuclear Operating Services Contract, no transfers of employees can occur between PSEG and Exelon until after the regulatory approvals are received and the merger is finalized.

Q. I have been in my current job for about seven months, and I am looking to bid on jobs in other areas of PSEG. Is it true that, with the merger pending, I cannot gain a waiver and bid on any new job openings?

A. Since the announcement of the merger, we have revisited the time-in-position waiver. During this transition period, PSEG will allow all employees to use the time-in-position waivers regardless of the length of time in their current position. Employees must get their supervisors signatures, as well as that person’s supervisor’s signature (that’s two levels of signatures), and must submit the waiver to Jean Beck (with the requisition number on it)—the same way one would submit a performance appraisal or e-reference report.

Q. It was stated that "It is anticipated that the bulk of remaining positions will be reduced at or near closing." Please clarify.

A. Other than the Nuclear organization, which is now working under the Nuclear Operating Services Agreement and may experience reductions in staff prior to the merger close date, most of the reductions will take place at the close date. There may be some organizational changes in other businesses throughout the year, but we do not anticipate large reductions during this time. Positions that are vacated prior to the close date will be scrutinized prior to re-filling and, where not filled, will be captured. “Captured” means that if the position is no longer needed, it can count toward the total number of positions that have to be reduced without impacting any current employees.

Q. Many of us in Nuclear will most likely be relocated to Kennett Square. Do you see that starting next year, or some time prior to the merger being finalized? Will PSEG's Servco be used for outage support work at Nuclear? Will the Central Maintenance Shop be part of the new Nuclear Services Support team?

A. Some employees were initially selected for rotational assignments within Exelon, which sends them to locations such as Kennett Square or another Exelon facility. However, other than those who are identified under a management exchange program, no other moves will occur until after the merger is complete.

A transition team has been formed to look at how we do business at Salem and Hope Creek, compared with the Exelon Model. This team will determine the best way to integrate changes at Salem and Hope Creek. Until that is complete, we cannot determine how the organization will look.

Q. What positions will be staffed with Exelon employees under the Nuclear Operating Services Agreement?

A. A group employees from Exelon began working at Salem and Hope Creek on Jan. 17. An organization chart is posted on the Nuclear Service Agreement website (available through Info Central), which shows where the Exelon employees were placed in the organization. There still are a small number of Exelon employees who will arrive within the next few weeks. We have not determined where they will reside in the organization. There may a few other changes throughout the term of the agreement, and they will be announced as they arise.

Q. A Nuclear Services Agreement was mentioned in the merger communications. What does the agreement cover?

A. The Services Agreement is the contract between Exelon and PSEG Nuclear. It can be found on the Nuclear Intranet (via Info Central) and includes the duration, cost, responsibilities of both parties, etc.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Reports on Form 10-K of Public Service Enterprise Group Incorporated and Exelon Corporation, respectively, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation has filed with the Securities and Exchange Commission a registration statement (File No. 333-122704) that includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents are expected to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.